Exhibit 99.1
Copa Holdings Reports Financial Results for the Second Quarter of 2024
Panama City, Panama --- August 7, 2024. Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the second quarter of 2024 (2Q24). The terms “Copa Holdings” and the “Company” refer to the consolidated entity. The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in the financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the second quarter of 2023 (2Q23).

OPERATING AND FINANCIAL HIGHLIGHTS
•Copa Holdings reported a net profit of US$120.3 million for 2Q24 or US$2.88 per share. The Company reported an operating profit of US$159.5 million and an operating margin of 19.5%.
•Passenger traffic for 2Q24, measured in terms of revenue passenger miles (RPMs), increased by 10.6% compared to 2Q23 while capacity, measured in available seat miles (ASMs), increased by 9.7%. As a result, the load factor for the quarter increased by 0.7 percentage points to 86.8% compared to 2Q23.
•Operating cost per available seat mile excluding fuel (Ex-fuel CASM) decreased by 5.8% in the quarter to 5.6 cents when compared to 2Q23, mainly driven by lower maintenance, materials and repair costs as well as lower sales and distribution costs.
•Revenue per available seat mile (RASM) decreased by 7.7% to 11.0 cents compared to 2Q23, driven by an 8.7% decrease in passenger yields. Total revenues for 2Q24 increased by 1.3% to US$819.4 million.
•The Company ended the quarter with approximately US$1.2 billion in cash, short-term and long-term investments, which represent 35% of the last twelve months’ revenues.
•The Company closed the quarter with total debt, including lease liabilities, of US$1.8 billion, while our Adjusted Net Debt to EBITDA ratio ended at 0.6 times.
•During the quarter, the Company took delivery of three Boeing 737 MAX 9 aircraft, ending the quarter with a consolidated fleet of 109 aircraft – 67 Boeing 737-800s, 32 Boeing 737 MAX 9s, 9 Boeing 737-700s, and 1 Boeing 737-800 freighter.
•Copa Airlines had an on-time performance for the quarter of 87.6% and a flight completion factor of 99.7%, once again positioning itself among the very best in the industry.
Subsequent Events
•In July, Copa Airlines was recognized by Skytrax – for the ninth consecutive year – as the “Best Airline in Central America and the Caribbean.”
•In July, the Company took delivery of its first Boeing 737 MAX 8, increasing its total fleet to 110 aircraft.
•On July 29, the Government of Venezuela temporarily suspended commercial flights between Venezuela and Panama effective July 31st, forcing the Company to suspend its flights between the two countries. As of the date hereof, the official notice mandates the suspension of flights until August 31st.
•Copa Holdings will make its third dividend payment of the year of US$1.61 per share on September 13, 2024, to all Class A and Class B shareholders on record as of August 30, 2024.

Consolidated Financial & Operating Highlights	2Q24	2Q23	Variance Vs 2Q23	1Q24	Variance Vs 1Q24	YTD24	YTD23	Variance Vs YTD23
Revenue Passengers Carried (000s)	3,303	2,980	10.8%	3,272	0.9%	6,575	5,860	12.2%
Revenue Passengers OnBoard (000s)	4,970	4,469	11.2%	4,790	3.7%	9,760	8,764	11.4%
RPMs (millions)	6,446	5,826	10.6%	6,127	5.2%	12,573	11,550	8.9%
ASMs (millions)	7,424	6,767	9.7%	7,121	4.2%	14,545	13,363	8.8%
Load Factor	86.8%	86.1%	0.7 p.p	86.0%	0.8 p.p	86.4%	86.4%	0.0 p.p
Yield (US$ Cents)	12.1	13.3	(8.7)%	14.0	(13.5)%	13.0	13.9	(6.3)%
PRASM (US$ Cents)	10.5	11.4	(7.9)%	12.1	(12.7)%	11.3	12.0	(6.3)%
RASM (US$ Cents)	11.0	12.0	(7.7)%	12.5	(12.0)%	11.8	12.5	(6.1)%
CASM (US$ Cents)	8.9	9.1	(2.1)%	9.5	(6.6)%	9.2	9.6	(4.6)%
CASM Excl. Fuel (US$ Cents)	5.6	5.9	(5.8)%	6.1	(8.1)%	5.8	6.1	(3.9)%
Fuel Gallons Consumed (millions)	87.6	79.9	9.6%	84.4	3.7%	172.0	158.1	8.8%
Avg. Price Per Fuel Gallon (US$)	2.79	2.65	5.2%	2.90	(3.7)%	2.84	3.00	(5.4)%
Average Length of Haul (miles)	1,952	1,955	(0.2)%	1,873	4.2%	1,912	1,971	(3.0)%
Average Stage Length (miles)	1,253	1,260	(0.5)%	1,246	0.6%	1,249	1,270	(1.6)%
Departures	36,313	33,385	8.8%	35,220	3.1%	71,533	65,369	9.4%
Block Hours	116,062	107,055	8.4%	112,164	3.5%	228,226	211,681	7.8%
Average Aircraft Utilization (hours)	11.9	11.8	0.3%	11.6	2.0%	11.7	11.9	(0.9)%
Operating Revenues (US$ millions)	819.4	809.2	1.3%	893.5	(8.3)%	1,712.9	1,676.5	2.2%
Operating Profit (Loss) (US$ millions)	159.5	194.7	(18.1)%	216.0	(26.1)%	375.5	387.9	(3.2)%
Operating Margin	19.5%	24.1%	-4.6 p.p	24.2%	-4.7 p.p	21.9%	23.1%	-1.2 p.p
Net Profit (Loss) (US$ millions)	120.3	17.5	586.8%	176.1	(31.7)%	296.3	139.0	113.1%
Adjusted Net Profit (Loss) (US$ millions) (1)	120.3	154.5	(22.2)%	176.1	(31.7)%	296.3	312.3	(5.1)%
Basic EPS (US$)	2.88	0.44	549.4%	4.19	(31.1)%	7.07	3.52	101.0%
Adjusted Basic EPS (US$) (1)	2.88	3.92	(26.4)%	4.19	(31.1)%	7.07	7.90	(10.5)%
Shares for calculation of Basic EPS (000s)	41,715	39,444	5.8%	42,052	(0.8)%	41,883	39,504	6.0%

(1)Excludes Special Items. This earnings release includes a reconciliation of non-IFRS financial measures to the comparable IFRS measures.

MANAGEMENT’S COMMENTS ON THE 2Q24 RESULTS
The Company reported the second-best operating income and margin results for the second quarter in the Company's history at US$159.5 million and 19.5%, respectively. These solid results are driven by the Company's continued focus on maintaining low ex-fuel unit costs and a healthy air travel demand environment in the region during the quarter.
Operating revenues for the quarter increased 1.3% to US$819.4 million driven by a 10.6% increase in passenger traffic. Load factor for the quarter came in higher year-over-year at 86.8%, or 0.7 percentage points above 2Q23 on a 9.7% increase in capacity.
Passenger yields came in at 12.1 cents or 8.7% lower than 2Q23. The lower yield performance in 2Q24 is mostly due to a revision of the unredeemed ticket revenue provision for tickets sold during the year 2024. As a result, passenger revenues per ASM (PRASM) decreased by 7.9% in the quarter to 10.5 cents and RASM decreased by 7.7% to 11.0 cents, compared to 2Q23. Excluding the revision of the unredeemed ticket revenue provision, RASM would have decreased by 3.8% to 11.5 cents.
Operating expenses for 2Q24 increased by 7.4% to US$659.9 million mainly driven by the 9.7% increase in capacity, partially offset by lower maintenance, materials and repair costs and sales and distribution costs. Maintenance, materials and repair expenses decreased by 65.4% mainly due to an adjustment in leased aircraft return provisions of 9 aircraft leases extended during the quarter. Sales and distribution costs decreased by 7.8% due to higher penetration of direct sales and lower-cost travel agency NDC channels. Consequently, cost per available seat mile excluding fuel (Ex-fuel CASM) came in at 5.6 cents for the quarter, a 5.8% decrease when compared to the same period in 2023. Excluding the adjustment in leased aircraft return provisions, the Company would have reported an Ex-fuel CASM of 5.8 cents for 2Q24, a 1.7% decrease year over year.
The Company continues to have a solid balance sheet as it closed the quarter with US$1.2 billion in cash, short-term and long-term investments, which represent 35% of the last twelve months’ revenues. Total debt at the end of 2Q24 amounted to US$1.8 billion, while our Adjusted Net Debt to EBITDA ratio ended the quarter at 0.6 times.
Copa Holdings’ second quarter results are the product of a solid and well-executed business model, which is built on operating the best and most convenient network for intra-Latin America travel from its Hub of the Americas® based on Panama’s advantageous geographic position, low unit costs, best on-time performance, and a strong balance sheet. Going forward, the Company expects to leverage its strong balance sheet, leading liquidity position, and lower cost base to continue strengthening its long-term competitive position by implementing initiatives that will further reinforce its network, product, and cost competitiveness.

OUTLOOK FOR 2024
The Company maintains its full-year operating margin outlook in the range of 21% to 23%.
The Company is adjusting its capacity growth for the year to approximately 9% to account for the temporary suspension of flights between Panama and Venezuela.

Financial Outlook	2024 Guidance	2023
Capacity – YOY ASM growth	∼9%	13.4%
Operating Margin	21-23%	23.5%
Factored into this outlook is a load factor of approximately 86.5%; unit revenues (RASM) of 11.5 cents, which account for the unexpected Venezuela capacity reductions, weaker currencies in the region, and a lower fuel cost environment. Unit costs excluding fuel (Ex-Fuel CASM) are expected in the range of 5.9 cents, and all-in fuel price is expected to be $2.70 per gallon for the full year 2024.

CONSOLIDATED SECOND-QUARTER RESULTS
Operating revenue
Consolidated revenue for 2Q24 totaled US$819.4 million, a 1.3% or US$10.2 million increase from operating revenue of US$809.2 million in 2Q23, mainly driven by passenger revenue.
Passenger revenue totaled US$781.5 million, a 1.0% increase compared to the same period in 2023, mainly driven by a 10.6% year-over-year increase in passenger traffic partly offset by an 8.7% decrease in passenger yield. The second-quarter results are mostly comprised of flown passenger ticket revenue and passenger-related ancillary revenue.
Cargo and mail revenue totaled US$25.2 million, a 5.4% increase compared to the same period in 2023, due to higher volumes, partly offset by lower cargo yields.
Other operating revenue totaled US$12.7 million, a 10.4% increase year-over-year, mostly due to higher ConnectMiles revenues from non-air partners.
Operating expenses
Consolidated operating costs for 2Q24 increased by 7.4% compared to 2Q23 to US$659.9 million, driven by higher capacity, offset by lower maintenance, materials and repair costs, and sales and distribution costs.
Fuel totaled US$246.0 million, an increase of US$31.9 million or 14.9% compared to the same period in 2023, due to a 5.2% higher effective fuel price and a 9.6% increase in fuel gallons consumed.
Wages, salaries, benefits, and other employee expenses totaled US$114.9 million, an 8.6% increase compared to the same period in 2023, driven by growth in operational staff to support current capacity and cost of living salary adjustments.
Passenger servicing totaled US$27.6 million, a 28.5% increase compared to the same period in 2023. Not including expenses related to the grounding of the MAX 9 during 1Q24, passenger servicing costs would have increased by 18.8%, driven mostly by an 11.2% increase in onboard passengers and an increase in irregular operations in certain airports.
Airport facilities and handling charges totaled US$62.8 million, a 15.9% increase compared to the same period in 2023, mostly related to an 8.8% increase in departures, changes in the mix of routes and higher airport and handling fees in certain countries.

Sales and distribution totaled US$52.2 million, a 7.8% decrease compared to the same period in 2023, due to a reduction in the Company’s distribution costs as a result of higher penetration of both direct sales and lower-cost NDC travel agency channels.
Maintenance, materials, and repairs totaled US$10.9 million, a 65.4% decrease compared to the same period in 2023, mainly due to an adjustment in the provision related to the future return of 9 leased aircraft driven by their contract extensions, partially offset by higher costs related to components repairs driven by an increase of 8.0% in flight hours.
Depreciation and amortization totaled US$79.5 million, a 6.2% increase compared to the same period in 2023, mostly related to additional aircraft and maintenance events amortization, partially offset by the amortization of the compensation received due to the 737 MAX-9 fleet grounding in 1Q24.
Flight operations totaled US$31.9 million related to overflight fees, a 27.6% increase compared to the same period in 2023, driven by an increase of 8.4% in block hours, higher overflight rates in certain countries, and the year-over-year effect of the reversal of prior period provisions made during 2Q23.
Other operating and administrative expenses totaled US$34.2 million, a 9.7% increase compared to the same period in 2023, mainly due to higher capacity.
Non-operating Income (Expense)
Consolidated non-operating income (expense) resulted in a net expense of US$(18.9) million in 2Q24.
Finance cost totaled US$(20.6) million, comprised of US$12.8 million related to loan interest expenses, US$4.1 million related to the discount rate utilized for the calculation of leased aircraft charges and US$3.8 million in interest charges related to operating leases.
Finance income totaled US$13.5 million, related to proceeds from investments.
Gain (loss) on foreign currency fluctuations totaled US$(16.1) million, mainly driven by the depreciation of the Brazilian real, Colombian peso and Mexican peso. The US$6.3 million loss related to the devaluation of the Brazilian real was partially offset by a US$2.5 million unrealized mark-to-market gain from hedge transactions which are reflected in the Net change in fair value of derivatives line.
Net change in fair value of derivatives totaled US$2.5 million, mostly driven by the unrealized mark-to-market gain of hedge transactions related to the Brazilian real.
Other non-operating income (expense) totaled US$1.8 million in 2Q24.

About Copa Holdings
Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to countries in North, Central, and South America and the Caribbean. For more information visit: www.copaair.com.

CONTACT: Copa Holdings S.A.
Investor Relations:
Ph: 011 507 304-2774
www.copaair.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates, and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve several business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

Copa Holdings, S. A. and Subsidiaries
Consolidated statement of profit or loss
(In US$ thousands)

	Unaudited	Unaudited	%	Unaudited	%	Unaudited	Unaudited	%
	2Q24	2Q23	Change	1Q24	Change	YTD24	YTD23	Change
Operating Revenues
Passenger revenue	781,497	773,781	1.0%	858,725	(9.0%)	1,640,222	1,607,798	2.0%
Cargo and mail revenue	25,184	23,888	5.4%	21,910	14.9%	47,095	47,140	(0.1%)
Other operating revenue	12,722	11,521	10.4%	12,831	(0.9%)	25,553	21,516	18.8%
Total Operating Revenue	819,403	809,190	1.3%	893,467	(8.3%)	1,712,870	1,676,454	2.2%

Operating Expenses
Fuel	246,011	214,121	14.9%	245,352	0.3%	491,363	479,619	2.4%
Wages, salaries, benefits and other employees' expenses	114,878	105,788	8.6%	114,314	0.5%	229,193	208,441	10.0%
Passenger servicing	27,579	21,460	28.5%	29,684	(7.1%)	57,263	41,852	36.8%
Airport facilities and handling charges	62,768	54,146	15.9%	60,347	4.0%	123,115	104,625	17.7%
Sales and distribution	52,210	56,596	(7.8%)	55,494	(5.9%)	107,704	118,002	(8.7%)
Maintenance, materials and repairs	10,883	31,430	(65.4%)	25,627	(57.5%)	36,510	71,726	(49.1%)
Depreciation and amortization	79,462	74,818	6.2%	83,365	(4.7%)	162,827	147,494	10.4%
Flight operations	31,914	25,005	27.6%	31,029	2.9%	62,944	52,429	20.1%
Other operating and administrative expenses	34,190	31,158	9.7%	32,270	6.0%	66,461	64,387	3.2%
Total Operating Expense	659,896	614,523	7.4%	677,482	(2.6%)	1,337,378	1,288,576	3.8%

Operating Profit/(Loss)	159,507	194,667	(18.1%)	215,985	(26.1%)	375,492	387,878	(3.2%)

Non-operating Income (Expense):
Finance cost	(20,632)	(30,517)	(32.4%)	(18,840)	9.5%	(39,472)	(54,882)	(28.1%)
Finance income	13,537	11,970	13.1%	13,746	(1.5%)	27,284	20,812	31.1%
Gain (loss) on foreign currency fluctuations	(16,097)	3,712	(533.6%)	(3,914)	311.3%	(20,010)	4,914	(507.2%)
Net change in fair value of derivatives	2,533	(137,473)	(101.8%)	(8)	—%	2,525	(175,406)	(101.4%)
Other non-operating income (expense)	1,766	925	90.9%	(112)	(1679.9%)	1,654	2,160	(23.4%)
Total Non-Operating Income/(Expense)	(18,892)	(151,382)	(87.5%)	(9,127)	107.0%	(28,019)	(202,402)	(86.2%)

Profit before taxes	140,615	43,284	224.9%	206,858	(32.0%)	347,472	185,476	87.3%

Income tax expense	(20,362)	(25,775)	(21.0%)	(30,792)	(33.9%)	(51,154)	(46,447)	10.1%

Net Profit/(Loss)	120,253	17,509	586.8%	176,066	(31.7%)	296,318	139,030	113.1%

Copa Holdings, S. A. and Subsidiaries
Consolidated statement of financial position
(In US$ thousands)

	June 2024	December 2023
ASSETS	(Unaudited)	(Audited)
Cash and cash equivalents	200,635	206,375
Short-term investments	748,239	708,809
Total cash, cash equivalents and short-term investments	948,874	915,184
Accounts receivable, net	186,902	156,720
Accounts receivable from related parties	2,637	2,527
Expendable parts and supplies, net	116,578	116,604
Prepaid expenses	44,134	44,635
Prepaid income tax	98	66
Other current assets	21,375	32,227
	371,723	352,780
TOTAL CURRENT ASSETS	1,320,598	1,267,963
Long-term investments	258,379	258,934
Long-term prepaid expenses	7,766	9,633
Property and equipment, net	3,326,243	3,238,632
Right of use assets	341,009	281,146
Intangible, net	92,715	87,986
Net defined benefit assets	6,204	5,346
Deferred tax assets	21,497	30,148
Other Non-Current Assets	16,821	17,048
TOTAL NON-CURRENT ASSETS	4,070,634	3,928,872
TOTAL ASSETS	5,391,232	5,196,836
LIABILITIES
Loans and borrowings	226,513	222,430
Current portion of lease liability	59,743	68,304
Accounts payable	193,427	182,303
Accounts payable to related parties	3,913	1,228
Air traffic liability	640,643	611,856
Frequent flyer deferred revenue	127,024	124,815
Taxes Payable	53,642	44,210
Accrued expenses payable	41,417	64,940
Income tax payable	6,630	26,741
Other Current Liabilities	737	1,403
TOTAL CURRENT LIABILITIES	1,353,688	1,348,229

Loans and borrowings long-term	1,241,684	1,240,261
Lease Liability	296,402	215,353
Deferred tax Liabilities	47,457	36,369
Other long - term liabilities	216,512	234,474
TOTAL NON-CURRENT LIABILITIES	1,802,054	1,726,457
TOTAL LIABILITIES	3,155,742	3,074,685
EQUITY
Class A - 34,185,954 issued and 30,654,620 outstanding	23,244	23,201
Class B - 10,938,125	7,466	7,466
Additional Paid-In Capital	211,260	209,102
Treasury Stock	(254,532)	(204,130)
Retained Earnings	1,961,060	1,581,739
Net profit	296,318	514,098
Other comprehensive loss	(9,326)	(9,326)
TOTAL EQUITY	2,235,490	2,122,150
TOTAL EQUITY LIABILITIES	5,391,232	5,196,836

Copa Holdings, S. A. and Subsidiaries
Consolidated statement of cash flows
For the six months ended
(In US$ thousands)

	2024	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities	470,777	420,171	327,833
Cash flow (used in) investing activities	(258,696)	(293,193)	(262,743)
Cash flow (used in) from financing activities	(217,820)	32,461	(142,046)
Net (decrease) increase in cash and cash equivalents	(5,739)	159,439	(76,956)
Cash and cash equivalents at January 1	206,375	122,424	211,081
Cash and cash equivalents at June 30	$200,636	$281,863	$134,125

Short-term investments	748,239	833,576	801,132
Long-term investments	258,379	222,282	140,374
Total cash and cash equivalents and investments at June 30	$1,207,254	$1,337,721	$1,075,631

Copa Holdings, S.A.
NON-IFRS FINANCIAL MEASURE RECONCILIATION
This press release includes the following non-IFRS financial measures: Adjusted Net Profit, Adjusted Basic EPS, and Operating CASM Excluding Fuel. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation and should be considered together with comparable IFRS measures, in particular operating profit, and net profit. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Adjusted Net Profit	2Q24	2Q23	1Q24

Net Profit as Reported	$120,253	$17,509	$176,066
Net change in fair value of derivatives	$—	$137,473	$—
Net change in fair value of financial investments	$—	$(512)	$—
Adjusted Net Profit	$120,253	$154,469	$176,066

Reconciliation of Adjusted Basic EPS	2Q24	2Q23	1Q24

Adjusted Net Profit	$120,253	$154,469	$176,066
Shares used for calculation of Basic EPS	41,715	39,444	42,052
Adjusted Basic Earnings per share (Adjusted Basic EPS)	$2.88	$3.92	$4.19

Reconciliation of Operating Costs per ASM
Excluding Fuel (CASM Excl. Fuel)	2Q24	2Q23	1Q24

Operating Costs per ASM as Reported (in US$ Cents)	8.9	9.1	9.5
Aircraft Fuel Cost per ASM (in US$ Cents)	3.3	3.2	3.4
Operating Costs per ASM excluding fuel (in US$ Cents)	5.6	5.9	6.1